EXHIBIT (12)

    TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Six Months Ended August 4, 2001 and July 29, 2000
and for the Five Years Ended February 3, 2001

(Millions of Dollars)

	Six Months Ended				Fiscal Year Ended
	Aug. 4 2001	,	Jul. 29 2000	,	Feb. 3 2001	,	Jan. 29 2000	,	Jan. 30 1999	,	Jan. 31 1998	,	Feb. 1 1997	,
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings before extraordinary items	$526		$496		$1,264		$1,185		$962		$802		$474
Income taxes	323		311		789		751		594		524		309

Total earnings before extraordinary items	849		807		2,053		1,936		1,556		1,326		783

Fixed charges:
Interest expense	242		215		467		415		421		437		464
Interest portion of rental expense	32		35		77		69		63		59		59

Total fixed charges	274		250		544		484		484		496		523

Less:
Capitalized interest	(22)		(14)		(31)		(16)		(16)		(16)		(16)

Fixed charges in earnings	252		236		513		468		468		480		507

Earnings available for fixed charges	$1,101		$1,043		$2,566		$2,404		$2,024		$1,806		$1,290

Ratio of earnings before extraordinary items to fixed charges	4.02		4.18		4.72		4.96		4.18		3.65		2.46

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$274		$250		$544		$484		$484		$496		$523
Dividends on preferred stock (pre-tax basis)	—		—		—		29		32		35		37

Total fixed charges and preferred stock dividends	274		250		544		513		516		531		560

Earnings available for fixed charges and preferred stock dividends	$1,101		$1,043		$2,566		$2,404		$2,024		$1,806		$1,290

Ratio of earnings before extraordinary items to fixed charges and preferred stock dividends	4.02		4.18		4.72		4.69		3.92		3.40		2.30